UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 2025

Commission File Number 001-42510
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Titan America SA
(Translation of Registrant’s Name Into English)
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1000 Bruxelles,
Place Sainte-Gudule 14, Belgium
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Titan America SA
On September 18, 2025, Titan America SA (the “Company”) announced that Michael Colakides will no longer serve as Managing Director of the Company, a position he originally assumed in connection with Belgian law requirements, effective as of July 29, 2025 (the “Resignation”). Mr. Colakides remains a director on the Board of Directors of the Company. The Company has published a notice of the Resignation in the Annexes of the Belgian Official Gazette, which is included as an exhibit herein.

EXHIBIT NO.	DESCRIPTION
99.1	Belgian Official Gazette Notice

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2025	Titan America SA

	By:	s/ Larry Wilt
	Name:	Larry Wilt
	Title:	Chief Financial Officer